November 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	WisdomTree Trust (File Nos. 333-132380 and 811-21864)
Request for Withdrawal of Post-Effective Amendment No. 894

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), WisdomTree Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 894 to the Trust’s Registration Statement on Form N-1A, as it relates to the registration of the WisdomTree U.S. SmallCap Quality Growth Fund (the “Fund”) (“PEA No. 894”). PEA No. 894 was filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR (Accession No. 0001214659-23-012881) on September 29, 2023, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The Registrant is requesting the withdrawal of PEA No. 894 at the request of the SEC Staff. No securities have been sold in connection with the offering of the Fund.

If you have any questions regarding this filing, please contact Joanne Antico at (917) 267-3855 or Laura Flores at (202) 373-6101.

Sincerely,

/s/ Joanne Antico
Name:	Joanne Antico
Title:	Chief Legal Officer and Secretary

WisdomTree Asset Management, Inc. 250 West 34th Street, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax